October 14, 2016

BY EDGAR

Division of Corporation Finance

Mail Stop 3561
United States Securities and Exchange Commission
Washington, D.C. 20549

Attention: William H. Thompson, Accounting Branch Chief, Office of Consumer Products

Re:                             Atlantic Power Corporation

Definitive Proxy Statement on Schedule 14A

Response Dated September 23, 2016

File No. 1-34691

Dear Mr. Thompson:

This letter is submitted on behalf of Atlantic Power Corporation (the “Company”) in response to the letter (the “Comment Letter”) from William H. Thompson of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) to James J. Moore, President and Chief Executive Officer of the Company, dated October 6, 2016, setting forth comments with respect to the Company’s Definitive Proxy Statement on Schedule 14A filed with the Commission on April 29, 2016 (the “Proxy Statement”). Except as otherwise noted, all dollar amounts set forth in this letter are stated in United States dollars.

Definitive Proxy Statement on Schedule 14

Summary Compensation Table, page 40

1.              We note your response to comment 6. Please elaborate upon how payments made to your Named Executive Officers under the qualitative and strategic performance metrics you describe satisfy the requirements of Item 402(a)(6)(iii) of Regulation S-K and Question 119.02 of the Regulation S-K Compliance and Disclosure Interpretations. We note your indication that performance is not “determined in a formulaic manner” and “determination…is much more subjective,” however, your response appears to give examples of the areas of expected achievement without explaining what each performance target is. In future filings, please also confirm that you will disclose the examples you provide in your response of the various strategic and individual objectives you utilize and their accompanying targets. Please tell us what this disclosure will look like.

Response to Comment No. 1

The fiscal year ended December 31, 2015 was a turnaround year for the Company in terms of management and strategy and, as a result, the Compensation Committee determined to employ a greater degree of flexibility than in the past. Given the uncertainties, while the aims of the Company in the areas described were certainly understood by management (e.g., the pressing need for debt and cost reduction) and were achieved (as described in the CD&A), specific goals (e.g., a percentage of cost and debt reduction) were not set and communicated under the Short-Term Incentive Plan (“STIP”) in the manner set forth in C&DI 119.02 for 2015 or 2016. As a result, while the Company continues to believe that all the payments under the STIP were based on performance, it understands that from a technical perspective the payments made under the STIP for 2015 would have been more properly reported partially under the “Bonus” column (those unrelated to specified financial metrics) and partially in the “Non-Equity Incentive Plan Compensation” column (those related to specified financial metrics). Given the foregoing, the Company will disclose the 2016 STIP payments in the “Bonus” column of the Summary Compensation Table in the proxy statement for its 2017 Annual Meeting and, in the future, either continue to include payments in such column or, if appropriate, describe the goals for payments in the nature of non-equity incentive plan compensation.

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If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (617) 977-2400.

Sincerely,

/s/ Terrence Ronan
Terrence Ronan
Chief Financial Officer

cc:                    James J. Moore, Jr.

President and Chief Executive Officer